[redacted]

08033001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/07 (MM/DD/YY) AND ENDING 07/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. D. Andrews Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Radnor Station Building 2, Suite 300, 290 King of Prussia Road
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack J. Grinspan (610) 341-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name – *if individual, state last, first, middle name*)

1077 Rydal Road, Suite 200, (Address) Rydal, (City) PA (State) 19046 (Zip Code)

SEC Mail Processing Section
SEP 2 ? 2008
Washington, DC
100

PROCESSED
OCT 08 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack J. Grinspan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Andrews Company, as of July 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Laurie Goldstein, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Dec. 23, 2008
Member, Pennsylvania Association of Notaries

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. D. ANDREWS CO.

FINANCIAL REPORT

JULY 31, 2008

J. D. ANDREWS CO.

TABLE OF CONTENTS

Cunningham,
Porter and Phillips
Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
J. D. Andrews Co.

We have audited the accompanying statement of financial condition of J. D. Andrews Co. (an S Corporation) as of July 31, 2008 and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Andrews Co. as of July 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 – 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 28, 2008

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2008

ASSETS

Cash in Bank	$ 37,028	
Commissions Receivable	7,320	
Investment in Marketable Securities, at Market Value	46,228	
Prepaid Taxes	1,147	
Prepaid Expenses	1,491	
Furniture and Equipment, at cost, less accumulated depreciation of $12,682	539	
TOTAL ASSETS		$ 93,753

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions Payable	$ 29,612	
Taxes Payable	957	
Accrued Expenses	1,008	
TOTAL LIABILITIES		$ 31,577
STOCKHOLDER'S EQUITY		
Common Stock - 400 Shares Authorized and Issued, 100 Shares Outstanding; Par Value $100	40,000	
Contributed Capital	1,000	
Retained Earnings	49,647	
Less: Treasury Stock - 300 Shares at Cost	(33,502)	
Net Unrealized Gain (Loss) on Marketable Securities	5,031	
TOTAL STOCKHOLDER'S EQUITY		62,176
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 93,753

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED JULY 31, 2008

REVENUES		
Mutual Funds Commissions	$ 86,452	
Insurance Commissions	241,938	
Miscellaneous Income	35,150	
Dividends and Interest	2,443	
TOTAL REVENUES		$ 365,983
EXPENSES		
Commissions	217,710	
Rent	11,301	
Salaries	10,006	
Insurance	938	
Telephone	2,180	
Professional Fees	9,610	
Office Expenses	2,901	
Dues and Fees	3,421	
Taxes	2,621	
Depreciation	2,130	
TOTAL EXPENSES		262,818
NET INCOME (LOSS) BEFORE CORPORATE INCOME TAXES		103,165
PROVISION FOR CORPORATE INCOME TAXES		0
NET INCOME (LOSS) TRANSFERRED TO RETAINED EARNINGS		103,165
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized Gain (Loss) on Marketable Securities		(900)
COMPREHENSIVE INCOME (LOSS)		$ 102,265

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JULY 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at August 1, 2007	$ 40,000	$ 1,000	$ 21,482	$ (33,502)	$ 5,931	$ 34,911
Net Income (Loss)			103,165			103,165
Stockholder's Distributions			(75,000)			(75,000)
Unrealized Gain (Loss) on Marketable Securities					(900)	(900)
Balance at July 31, 2008	$ 40,000	$ 1,000	$ 49,647	$ (33,502)	$ 5,031	$ 62,176

The accompanying notes are an intergral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 103,165	
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used By) Operating Activities:		
Depreciation	2,130	
(Increase) Decrease In:		
Commissions Receivable	(5,179)	
Prepaid Taxes	(492)	
Prepaid Expenses	1,384	
Increase (Decrease) In:		
Commissions Payable	2,935	
Taxes Payable	(147)	
Accrued Expenses	283	
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		$ 104,079
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investments	(110,439)	
Sale of Investments	89,500	
Purchase of Equipment	(1,719)	
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		(22,658)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's Distributions		(75,000)
NET INCREASE (DECREASE) IN CASH		6,421
CASH AT AUGUST 1, 2007		30,607
CASH AT JULY 31, 2008		$ 37,028

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J. D. Andrews Co. (Company) was incorporated on May 31, 1967, as a registered broker-dealer, and sells exclusively mutual funds and insurance products.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits with financial institutions.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are:

Furniture and Fixtures	7 Years
Equipment	5 Years

The Company has elected to expense the cost of depreciable property under Section 179 of the Internal Revenue Code. This convention is not in accordance with generally accepted accounting principles. The effect of this departure is not material to the financial statements taken as a whole.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain or (loss) in the fair market value in relation to cost are accounted for as a separate item in the shareholder's equity section of the balance sheet

	Cost	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 3,300	$ 5,031	$ 0	$ 8,331
Mutual Funds	37,897	0	0	37,897
	$ 41,197	$ 5,031	$ 0	$ 46,228

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from Insurance and mutual funds sales due within 30 days.

3. INCOME TAXES

The Company has elected by consent of its stockholder to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2008, the Company had net capital of $54,460, which was $49,460 in excess of its required net capital of $5,000. The Company's net capital ratio was .58 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of its most recent annual report Form X-17a-5 Focus Report – Part IIA audited and certified by independent public accountants to be examined or copied.

5. OPERATING LEASE COMMITMENTS

The Company entered into a lease agreement with a three-year term for office facilities commencing September 1, 2006, and ending August 31, 2009, renewing annually at the existing rental rate plus three percent.

The future minimum lease payments are as follows for the years ending July 31:

2009	$ 11,636
2010	972
	$ 12,608

6. RELATED PARTY TRANSACTIONS

Commissions due to the stockholder were $18,298 as of July 31, 2008. Commission expense for the stockholder was $115,671 for the year ended July 31, 2008.

7. EXEMPTIVE PROVISIONS

The Company has a limited business; it sells exclusively mutual funds and insurance products, and is exempt from SEC Rule 15c3-3 under section K-1.

SUPPLEMENTARY INFORMATION

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

JULY 31, 2008

STOCKHOLDER'S EQUITY		$ 62,176
DEDUCT: NON-ALLOWABLE ASSETS		
12B-1 Fees Receivable	$ 428	
Commissions Receivable - Insurance	2,103	
Prepaid Taxes	1,147	
Prepaid Expenses	1,491	
Office Equipment - Net of Accumulated Depreciation	539	
TOTAL NON-ALLOWABLE ASSETS		5,708
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		56,468
HAIRCUT		2,008
NET CAPITAL		54,460
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 49,460

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors and Stockholder
J. D. Andrews Co.

In planning and performing our audit of the financial statements of J. D. Andrews Co., as of and for the year ended July 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; (2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course or performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cunningham, Porter & Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 28, 2008

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: J. D. Andrews Company [13]

SEC FILE NO.: 8-13336 [14]

FIRM I.D. NO.: 451 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
290 King of Prussia Road
Radnor Station Building 2, Suite 300 [20]
(No. and Street)

Radnor, [21] (City) PA [22] (State) 19087 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 08/01/07 [24]

AND ENDING (MM/DD/YY): 07/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Jack J. Grinspan [30]

(Area Code) — Telephone No.: (610) 341-9940 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 2V day of Sept 2008
Manual signatures of:
1) Jack J Grinspan
Principal Executive Officer or Managing Partner
2) ____________
Principal Financial Officer or Partner
3) ____________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Cunningham, Porter and Phillips [70]

ADDRESS

1077 Rydal Road, Ste. 200 [71]	Rydal, [72]	PA [73]	19046 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 07/31/08 [99]
SEC FILE NO. 8-13336 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 37,028 [200]		$37,028 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	4,789 [355]	2,531 [600]	7,320 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	46,228 [424]		46,228
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	539 [680]	539 [920]
11. Other assets	[535]	2,638 [735]	2,638 [930]
12. TOTAL ASSETS	$ 88,045 [540]	$ 5,708 [740]	$93,753 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	31,577 [1205]	[1385]	31,577 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 31,577 [1230]	$ [1450]	$ 31,577 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		40,000 [1792]
C. Additional paid-in capital		1,000 [1793]
D. Retained earnings		54,678 [1794]
E. Total		95,678 [1795]
F. Less capital stock in treasury		16 (33,502) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 62,176 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 93,753 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	62,176	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				62,176	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	62,176	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	5,708	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(5,708)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	56,468	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities		2,008	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(2,008)	3740
10. Net Capital			$	54,460	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	2,105	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	49,460	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$	51,302	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	31,577	3790
17. Add:						
A. Drafts for immediate credit [21]	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	31,577	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	58	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 080107 [3932] to 073108 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	87,405	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	277,678	3995
9. Total revenue	$ 365,083	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers		4120
11. Other employee compensation and benefits	227,716	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	35,102	4100
16. Total expenses	$ 262,818	4200
NET INCOME		
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 102,265	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 102,265	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 9,153	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company

For the period (MMDDYY) from 080107 to 073108

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 34,911	4240
A. Net income (loss)		102,265	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	75,000	4270
2. Balance, end of period (From item 1800)		$ 62,176	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J. D. Andrews Company as of 07/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ 4335		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
31	1	4600	Jack J. Grinspan	4601	In	4602	25,000	4603	100208	4604	No	4605
32	1	4610	Jack J. Grinspan	4611	In	4612	10,000	4613	012209	4614	No	4615
33		4620		4621		4622		4623		4624		4625
34		4630		4631		4632		4633		4634		4635
35		4640		4641		4642		4643		4644		4645
						Total $ 36	35,000	4699				

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

END